Exhibit 99.2

ANNUAL GENERAL MEETING OF SHAREHOLDERS
of
TELESAT CORPORATION
(the “Company”)
June 17, 2025

REPORT OF VOTING RESULTS
National Instrument 51-102 — Continuous Disclosure Obligations
Section 11.3

Matters Voted Upon

		Outcome of Vote	Votes For	Votes Against or Withheld, as applicable
1.	The election of the following Directors:
	(a) Michael Boychuk	CARRIED	47,936,239	986,534
	(b) Jane Craighead	CARRIED	46,146,974	2,775,795
	(c) Richard Fadden	CARRIED	47,932,024	990,749
	(d) Daniel S. Goldberg	CARRIED	47,934,997	987,776
	(e) Henry (Hank) Intven	CARRIED	46,846,629	2,076,144
	(f) David Morin	CARRIED	47,926,555	996,218
	(g) Dr. Mark H. Rachesky	CARRIED	46,143,966	2,778,807
	(h) Guthrie Stewart	CARRIED	46,145,394	2,777,377
	(i) Michael B. Targoff	CARRIED	47,938,568	984,205
	(j) Janet Yeung	CARRIED	47,938,784	983,987

2.	Appointment of Deloitte LLP, Chartered Professional Accountants, as auditor of the Company and authorizing the directors of the Company to fix their remuneration	CARRIED	53,130,704	15,239